CYBERDEFENDER
617 WEST 7TH STREET, SUITE 401
LOS ANGELES, CALIFORNIA 90017

November 4, 2009

VIA EDGAR

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	CyberDefender Corporation Form S-1 filed on September 8, 2009 as amended on October 19, 2009 and October 30, 2009 File No. 333-161790

Dear Ms. Jacobs:

CyberDefender Corporation (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-captioned registration statement be ordered effective at 2:00 p.m., Eastern time, on November 5, 2009 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
November 4, 2009

Very truly yours, CYBERDEFENDER CORPORATION

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer